Filed by: ON Semiconductor Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AMIS Holdings, Inc.

Commission File No.: 000-50397

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON Semiconductor Corporation (“ON”) and AMIS Holdings, Inc. (“AMIS”) and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’ Annual Report on Form 10-K as filed with the SEC on February 28, 2007, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: (208) 233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Filed below are talking points used by ON’s managers on December 13, 2007 regarding ON’s proposed acquisition of AMIS.

ON Semiconductor Manager Talking Points

About the Deal

•	ON Semiconductor has announced plans to acquire AMI Semiconductor in an all-stock transaction valued at approximately $915 million

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The combined company will have LTM (Last 12 months) revenues of more than $2 billion and EBITDA of more than $500 million. (This will make ON Semiconductor bigger in revenue than National Semiconductor.)

•	The transaction is subject to the approval of shareholders from both companies as well as customary closing conditions. The companies expect the transaction to close in the first half of 2008.

•	The acquisition will enhance ON Semiconductor’s analog and power leadership—by enhancing scale, higher value and higher margin products, deep customer relationships, and an expanded addressable market

•	ON Semiconductor plans to leverage the advanced sub-micron capabilities of our Gresham fabrication facility to achieve operational synergies and extend AMI’s high voltage and low power offerings

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The strong EBITDA of the combined company—along with the rationalization of our capital expenditures and utilization of our tax losses—will enable ON Semiconductor to generate significant cash flow for our shareholders

•	Under the terms of the agreement AMI shareholders will receive 1.150 shares of ON Semiconductor common stock for each share of AMI common stock they own

About AMI

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AMI Semiconductor (NASDAQ: AMIS) is a leader in the design and manufacture of silicon solutions. The company is an innovator in mixed-signal and digital products for customers in the automotive, industrial, computing, consumer and communications markets that ON Semiconductor is focused on. AMI will also bring new products and capabilities in the Military/Aerospace and Medial markets. AMI’s U.S. headquarters are in Pocatello, Idaho. Their European corporate offices are in Oudenaarde, Belgium.

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AMI Semiconductor employs more than 2,700 people worldwide. Approximately 850 work at the company’s headquarters, manufacturing and engineering facilities located in Pocatello, Idaho. Nearly 700 are employed at the company’s manufacturing facilities and European headquarters in Oudenaarde, Belgium. Approximately 900 people are employed at the AMIS sort and test facility in Calamba, Philippines. Design, sales and technical support centers are located throughout the world.